investor

03045248

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
DEC 16 2003
WASH, D.C. 158 SECTION

SUPPL

December 1, 2003

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

Very truly yours,

Gunilla Swardh
Compliance Manager

Enclosure

Investor AB
A Public Company

SE-103 32 Stockholm Sweden
Visiting address

Tel +46 8 614 20 00
Fax +46 8 614 21 50

investor

82-34698

Press Release

Stockholm, December 1, 2003

Financial reporting dates in 2004

New date for Investor AB's Year-End Report for 2003

Please note that Investor AB's Year-End Report for 2003 will be released on January 20, 2004 instead of the previously reported date of January 22.

Financial Reports in 2004

Due to accounting regulations, Investor's associated companies are to be reported in accordance with the equity method in the consolidated income statement and balance sheet as of 2004. As a consequence, Investor must wait for the interim reports of associated companies before it can prepare its own formal interim report. However, for the purpose of providing financial information to the market as quickly as possible, Investor will first prepare a net asset value report based on the acquisition value method and then release its formal interim report at a later date. Press and analyst meetings will be held in conjunction with net asset value reports but not in conjunction with the release of the formal interim reports.

	Net Asset Value Reports	Formal Interim Reports
January – March 2004	April 19	May 28
January – June 2004	July 12	August 27
January – September 2004	October 12	November 26

INVESTOR AB

For further information:

Fredrik Lindgren, Vice President, Corporate Communications,
+46 8 614 2031, +46 70 624 2031

Our press releases can be accessed at www.investorab.com on the Internet.

Investor AB is the largest listed industrial holding company in the Nordic region. The company's business concept is to create shareholder value through long-term committed ownership and professional investment activities. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson, and SEB. Investor also conducts private equity activities in North America, Europe and Asia.